

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2021

Uzi Sofer
Chief Executive Officer
Alpha Tau Medical Ltd.
Kiryat HaMada St. 5
Jerusalem, Israel 9777605

> **Re: Alpha Tau Medical Ltd.**
> **Registration Statement on Form F-4**
> **Filed August 19, 2021**
> **File No. 333-258915**

Dear Mr. Sofer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4

Cover Page

1. Please revise the cover page of your proxy statement/prospectus to disclose the following, and make conforming changes throughout your registration statement as applicable:
    - the pre-money equity value of Alpha Tau Medical Ltd.;
    - the number of shares the Alpha Tau warrants will be exercisable for assuming no adjustments are necessary;
    - the right of shareholders to redeem their shares and provide a cross reference to the section(s) of the proxy/prospectus which explain the applicable process; and
    - the percentage of Alpha Tau capital stock, and aggregate voting power, that HCCC's public shareholders, the Sponsor, PIPE Investors, and Alpha Tau's shareholders are expected to hold immediately following the closing of the business combination; and

- the trading price of shares of Healthcare Capital Corp.'s common stock immediately before the announcement of the business combination and as of the latest most practicable date.

2. You state on the cover page that it is a condition of the consummation of the Transactions that the Alpha Tau ordinary shares and Alpha Tau warrants are approved for listing on Nasdaq. However, you also state in the same paragraph that there can be no assurance that Alpha Tau's securities will be listed on Nasdaq. Please reconcile your disclosure here and on page vii to clarify whether it is a condition to closing that Alpha Tau ordinary shares and Alpha Tau warrants are listed on Nasdaq.

Industry and Market Data, page iii

3. You state that you have not verified any third-party information nor has your data been verified by any independent source. Please note that you are responsible for the entire content of the registration statement. Please revise your disclosure to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data and industry statistics included in your disclosures. Further, we note your disclosure in the last risk factor on page 92, "*The projections and forecasts presented in this proxy statement/prospectus may not be an indication of the actual results*," that certain projections and forecasts "may be inaccurate and should not be relied upon as an indicator of actual past or future results." Please remove or revise this statement as you may not disclaim responsibility for the information presented in your registration statement.

Questions And Answers About The Business Combination And The Special Meeting
Q: What interests do the Sponsor and the current officers and directors of HCCC have in the Business Combination?, page x

4. Please expand your disclosure here to clarify if the HCCC sponsor and its affiliates can earn a positive rate of return on their investment, even if other HCCC shareholders experience a negative rate of return in the post-business combination company. In addition, please specify that the Sponsor may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. Please also highlight this information in your Summary discussion, risk factors and elsewhere as applicable.

5. Please expand your disclosure regarding Dr. Milch's family investment trusts' ownership interest in Alpha Tau. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

6. HCCC's charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Summary
The Parties to the Business Combination, page 1

7. Please provide context to your disclosure that you have received marketing approval for Alpha DaRT in Israel for the treatment of SCC of the skin or oral cavity by stating, as you do on page 150, that you anticipate pursuing marketing authorization and commercialization of Alpha DaRT technology first in the United States before other key markets, including Israel, notwithstanding your existing marketing approval in Israel. Please also disclose when you received marketing approval in Israel.

8. Please revise throughout to remove any inference regarding regulatory approval or the safety, tolerability and efficacy of your product candidates or explain to us why these statements are appropriate given the stage of your product candidates. We note, by way of example, the statements that your Alpha DaRT technology is "highly potent, yet uniquely conformal" on page 1 and elsewhere in the prospectus and that you expect your recently granted Breakthrough Device Designation for the use of Alpha DaRT in treating SCC of the skin and oral cavity without curative standard of care will support expedited U.S. regulatory and reimbursement pathways in this indication.

9. We note that in over 80 lesions treated, you observed an overall response rate of 92%. Please also disclose the complete response rate to the extent known.

Merger Consideration, page 3

10. Here and elsewhere, as applicable, please disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Summary Risk Factors, page 13

11. With reference to your disclosure on page 20, please expand your first summary risk factor to disclose that you have not generated any revenue to date.

Proposal One—The Business Combination Proposal
Background of the Business Combination, page 111

12. Please describe the selection criteria HCCC used to identify the 75 potential target businesses it considered. Explain how HCCC eliminated targets and decided to proceed with Company A and Company B.

13. Please revise your discussion to specify the dates that: (i) representatives of HCCC commenced an active search for prospective acquisition targets, (ii) HCCC's officers and directors ultimately identified and evaluated over 75 potential target businesses, (iii) HCCC started conducting due diligence on Companies A and B, (iv) HCCC communicated with Companies A and B, (v) HCCC conducted internal meetings to discuss Companies A and B, and (vi) when HCCC determined not to pursue transactions with Companies A and B.

14. With reference to your disclosure on page 113 concerning Alpha Tau's preparations for an initial public offering in the U.S., please revise here or elsewhere, as appropriate, to discuss how and why Alpha Tau became interested in a SPAC merger as opposed to a more traditional IPO transaction.

15. Please expand to identify the key assumptions related to Alpha Tau's serviceable addressable market, the timeframes for potential regulatory approvals, and likely revenue to be earned per therapy referenced at the top of page 114.

16. Please revise page 114 to disclose the material terms proposed in the non-binding LoI and discuss how the terms changed during the course of the negotiations. Please also identify any meetings where Dr. Milch's board seat was discussed and identify the party that initiated this discussion.

17. We note your disclosure on page 114 concerning the advisors HCCC engaged to assist it in evaluating Alpha Tau. Please expand to disclose the basis for the board determining it was not necessary to also engage an independent financial advisor to provide a fairness opinion for the business combination. Further, discuss how the HCCC board determined the $600 million pre-money enterprise value of Alpha Tau and describe what information it relied upon, including any valuations or analysis that were prepared. In this regard we note your disclosure on page 117 that the HCCC board considered Alpha Tau's valuation relative to comparable publicly traded companies.

18. Please expand your disclosure regarding the PIPE Investment on page 114 to discuss any communications between the parties about the need to obtain additional financing including the PIPE Investment; who selected the potential PIPE investors; what relationships, if any, the PIPE investors had to HCCC, the Sponsor, Alpha Tau and its affiliates, and the placement agents; and how the terms of the PIPE transactions were determined.

HCCC's Board of Directors' Reasons for the Business Combination and The Recommendation of the Board of Directors, page 116

19. Based on this section and the "Recommendation of HCCC's Board of Directors" section it is unclear whether HCCC's board conducted any financial analysis or analyses that support its determination that the merger is in the best interests of shareholders and its recommendation to vote for the business combination. Please revise or advise.

Conditions to Closing of the Transaction, page 131

20. Please revise to identify conditions to the closing of the merger that are subject to waiver.

Alpha Tau's Business
Safety Results, page 159

21. Please disclose what were the serious adverse events experienced by the patients in the study referenced in this section.

Our Commercialization Strategies, page 178

22. We note your disclosure that you have entered into binding arrangements with Medison Pharma Ltd. and its affiliates, to lead the potential commercialization of the Alpha DaRT in Canada and Israel. Please expand your disclosure to describe the material terms of these agreements and file the agreements as exhibits to your registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K for guidance.

Our Intellectual Property, page 179

23. Please expand your disclosure to address the following:
    • disaggregate the number of patents you own or have patent applications pending by patent family;
    • identify the type of patent protection for all of your patents issued or pending; and
    • for each of your patent families, disclose all foreign jurisdictions where you have patent applications pending.
    Please consider tabular disclosure in addition to the narrative provided.

Government Regulation, page 181

24. In addition to describing the United States' and Europe's regulation of medical devices, please also provide a brief overview of Israel's and Japan's regulation of medical devices as it relates to Alpha DaRT.

Certain Material U.S. Federal Income Tax Considerations, page 254

25. We note your disclosure that it is "intended" that the Business Combination qualify as a tax-free "reorganization" within the meaning of Section 368(a) of the Code and does not result in gain being recognized by certain U.S. Holders. Please revise the tax disclosure in your registration statement to clearly articulate the tax consequences of the transaction to investors, and include a tax opinion from counsel supporting this conclusion as appropriate. See Item 4(a)(6) of Form F-4 and Item 601(b)(8) of Regulation S-K. For guidance, refer to Section III of Staff Legal Bulletin No. 19.

General

26. Please disclose, where appropriate, the impact of redemptions on the non-redeeming shareholders and all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination, including:
    • the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions;
    • quantifying the value of warrants, base don recent trading prices, that may be retained

       by redeeming stockholders assuming maximum redemptions and identify any material resulting risks to non-redeeming shareholders; and

- disclosing the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. In this regard, we note that it appears that underwriting fee remains constant and is not adjusted based on redemptions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Mariner at 202-551-3744 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Irene Paik at 202-551-6553 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Nathan Ajiashvili